ARRANGEMENT AGREEMENT

CARDERO RESOURCE CORP.

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COALHUNTER MINING CORPORATION

APRIL 18, 2011

-i-

TABLE OF CONTENTS
(continued)

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 18th day of April, 2011

AMONG:

CARDERO RESOURCE CORP., a corporation existing under the Business
Corporations Act (British Columbia)

(“Cardero”)

AND:

COALHUNTER MINING CORPORATION, a corporation existing under
the Business Corporations Act (British Columbia)

(“Coalhunter”)

WITNESSES THAT:

A.

Cardero proposes to acquire all of the outstanding securities of Coalhunter (other than securities of Coalhunter beneficially owned by Cardero) by way of the Plan of Arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”);

B.	Cardero and Coalhunter have previously entered into a letter agreement dated February 28, 2011 (the “Letter Agreement”) establishing the general terms for the Arrangement;

C.	The boards of directors of each of Coalhunter and Cardero have determined that it would be in the best interests of Coalhunter and Cardero, respectively, to complete the Arrangement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

(c)	“1940 Act” means the United States Investment Company Act of 1940, as amended;

(d)	“Agreement” means this Agreement (including the Schedules hereto) as the same may be supplemented or amended from time to time;

(e)

“Alternative Company Transaction” means an unsolicited bona fide offer with respect to an amalgamation, merger, arrangement or other business combination of or involving Coalhunter, the sale, lease, exchange, transfer or other disposition of any material portion of the assets of Coalhunter (except as may be contemplated in this Agreement and the Plan of Arrangement), the adoption of any plan of liquidation or dissolution of or involving Coalhunter, or any similar transaction of or involving Coalhunter, other than pursuant to this Agreement and the Plan of Arrangement;

(f)	“AMEX” means the NYSE Amex LLC;

(g)

“Applicable Securities Laws” means the applicable securities laws of the Provinces of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder together with all applicable published Policy statements, orders, notices and rulings of the British Columbia Securities Commission, the Alberta Securities Commission and Ontario Securities Commission in effect as of the date hereof;

(h)	“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement;

(i)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(j)

“Business” means the business currently carried on by Coalhunter, including, without limitation, the exploration and, if warranted, development, of certain coal deposits in the Peace River Coal Field located in the northeast region of British Columbia;

(k)	“Business Day” means any day which is not a Saturday, Sunday or a day on which banks are not open for business in Vancouver, British Columbia;

(l)	“Cardero” means Cardero Resource Corp., a company incorporated and existing under the laws of British Columbia;

(m)	“Cardero Disclosure Schedule” means the disclosure schedule attached hereto as Schedule B with respect to certain matters in this Agreement;

(n)

“Cardero Circular” means the notice of the Cardero Meeting and the accompanying management information circular, including all schedules thereto, to be mailed to the Cardero Shareholders and others in connection with the Cardero Meeting, together with any amendments or supplements thereto;

(o)

“Cardero Financial Statements” means the audited financial statements of Cardero for the year ended October 31, 2010 and the unaudited interim financial statements of Cardero for the period ended January 31, 2011;

(p)	“Cardero Meeting” means the special meeting of Cardero Shareholders and any adjournment thereof to be held to consider and, if deemed advisable, approve the Cardero Resolutions;

(q)	“Cardero Public Record” means all documents and information concerning Cardero publicly available on Cardero’s SEDAR profile at www.sedar.com as at the date hereof;

(r)

“Cardero Resolutions” means the resolutions of the holders of Cardero Shares approving the issuance of the Cardero Shares to the Coalhunter Shareholders, substantially in the form attached hereto as Schedule D;

(s)	“Cardero Share Option Plan” means the 2004 share option plan of Cardero as approved by Cardero Shareholders on March 26, 2009;

(t)	“Cardero Shareholders” means at any time the holders at that time of Cardero Shares;

(u)	“Cardero Shares” means the common shares in the capital of Cardero;

(v)	“Coalhunter” means Coalhunter Mining Corporation, a company incorporated and existing under the laws of British Columbia;

(w)	“Coalhunter Broker Warrants” means the common share purchase warrants to purchase Coalhunter Shares, as more particularly set forth in the Coalhunter Disclosure Schedule;

(x)

“Coalhunter Circular” means the notice of the Coalhunter Meeting and the accompanying management information circular, including all schedules thereto, to be mailed to the Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders in connection with the Coalhunter Meeting, together with any amendments or supplements thereto;

(y)	“Coalhunter Disclosure Schedule” means the disclosure schedule attached hereto as Schedule C with respect to certain matters in this Agreement;

(z)

“Coalhunter Financial Statements” means the audited financial statements of Coalhunter for the financial years ended December 31, 2010 and December 31, 2009, and the period from incorporation of the Company on June 16, 2008 to December 31, 2008;

(aa)

“Coalhunter Meeting” means the special meeting of Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders and any adjournment thereof to be held to consider and, if deemed advisable, approve the Coalhunter Resolutions;

(bb)	“Coalhunter Options” means the options exercisable for Coalhunter Shares, as more particularly set forth in the Coalhunter Disclosure Schedule;

(cc)	“Coalhunter Option Holder” means a holder of Coalhunter Options;

(dd)

“Coalhunter Resolutions” means the special resolutions of the holders of Coalhunter Shares, Coalhunter Special Warrants and Coalhunter Option Holders voting as a single class, approving the Arrangement and the Plan of Arrangement as required by the Interim Order, substantially in the form attached hereto as Schedule E;

(ee)	“Coalhunter Shareholders” means at any time the holders at that time of Coalhunter Shares;

(ff)	“Coalhunter Shares” means the common shares in the capital of Coalhunter;

(gg)	“Coalhunter Share Purchase Warrants” means the common share purchase warrants to purchase Coalhunter Shares, as more particularly set forth in the Coalhunter Disclosure Schedule;

(hh)	“Coalhunter Special Warrants” means the special warrants exercisable for Coalhunter Shares, as more particularly set forth in the Coalhunter Disclosure Schedule;

(ii)	“Coalhunter Special Warrant Holders” means the holders of Coalhunter Special Warrants;

(jj)	“Coalhunter Warrants” means the Coalhunter Broker Warrants and the Coalhunter Share Purchase Warrants;

(kk)	“Completion Deadline” means 11:59 p.m. Pacific Standard Time on June 30, 2011, or such other time as may be agreed to by the parties in writing;

(ll)

“Competing Offer” means any unsolicited bona fide offer, other than the Arrangement, involving Coalhunter for (i) the direct or indirect acquisition of Coalhunter Shares, representing more than 50% of the number of such shares then outstanding; or (ii) any amalgamation, merger, sale of Coalhunter assets representing more than 50% of the book value of such assets on a consolidated basis; or (iii) any take-over bid, plan of arrangement, exchange offer, reverse take-over or other business combination or similar transaction involving Coalhunter or its assets;

(mm)	“Court” means the Supreme Court of British Columbia;

(nn)	“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

(oo)	“Effective Date” has the meaning set out in Section 1.1 of the Plan of Arrangement;

(pp)	“Fairness Opinion” means the opinion set out in Section 3.3(n);

(qq)

“Final Order” means the final order of the Court approving the Arrangement following the application therefor contemplated by Section 2.1, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed then, unless such appeal is withdrawn or denied, as affirmed;

(rr)

“GAAP” means Canadian generally accepted accounting principles applicable to either Cardero or Coalhunter, of the CICA Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, applicable as at the date of this Agreement;

(ss)

“Governmental Entity” means any (i) federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriatory or taxing authority under or for the account of any of the foregoing;

(tt)

“Interim Order” means the interim court order of the Court providing for, among other things, the calling and holding of the Coalhunter Meeting following the application therefor contemplated by Section 2.1, as the same may be amended, supplemented or varied by the Court;

(uu)

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral administrative or ministerial or departmental or regulatory judgments, orders, decisions, policies, guidelines, rulings or awards, including general principles of common law, legally binding on the Person referred to in the context in which the word is used;

(vv)

“Material Adverse Change” means, with respect to any party, a change in the business, operations, assets or ownership of the party that would reasonably be expected to have a significant adverse effect on the market price or value of any of the securities of that party;

(ww)

“Material Adverse Effect” means, with respect to any party, any condition, event or development which is or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of that party and its subsidiaries taken as a whole;

(xx)

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a natural person in his capacity as trustee, executor, administrator, or other legal representative and the Crown or any agency or instrumentality thereof;

(yy)

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 6.1 of the Plan of Arrangement or Section 6.1 hereof;

(zz)

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities;

(aaa)	“Restricted Securities” has the meaning as set out in Section 4.10(d) hereof;

(bbb)	“SEC” means the United States Securities and Exchange Commission;

(ccc)	“Securities Authorities” means, collectively, the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission.

(ddd)

“Superior Proposal” means any bona fide unsolicited written Competing Offer made to Coalhunter, if such Competing Offer is not subject to a due diligence condition longer than five (5) Business Days and if the directors of the Coalhunter have determined in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to Cardero) from, as appropriate, the financial, legal and other advisors to Coalhunter, that such Competing Offer would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Coalhunter Shareholders from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of Coalhunter have determined that it would not be in the best interests of Coalhunter to complete the Arrangement; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Competing Offer and the Person making the Competing Offer;

(eee)	“TSX” means the Toronto Stock Exchange;

(fff)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

(ggg)	“U.S. Person” has the meaning ascribed to it in Regulation S of the 1933 Act.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government and any other entity of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

1.8	Accounting Principles

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with GAAP.

1.9	Knowledge

Where the phrase “to the knowledge of” or a similar phrase is used in respect of a party hereto or its subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon actual knowledge of: (a) in the case of Cardero or any of its subsidiaries, each of the directors and officers of such Person, after reasonable inquiry; and (b) in the case of Coalhunter, any member of the Special Committee of its board of directors, after reasonable inquiry.

1.10	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Cardero Disclosure Schedule
C	Coalhunter Disclosure Schedule
D	Cardero Resolutions
E	Coalhunter Resolutions

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement

	(a)	Cardero and Coalhunter agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)

Coalhunter will, as soon as reasonably practicable, but in any event not later than April 21, 2011 or such other date as is agreed to by the parties, apply to the Court pursuant to Section 291 of the BCBCA for an Interim Order providing, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Coalhunter Meeting and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Coalhunter Resolutions will be: (A) 662 / % of the votes 3 cast on the Coalhunter Resolutions by Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders, voting as a single class, present in person or by proxy at the Coalhunter Meeting; and (B) a simple majority of the votes cast in person or by proxy on the Coalhunter Resolutions by Coalhunter Shareholders and, Coalhunter Special Warrant Holders, voting as a single class, other than Cardero, its affiliates or any other person whose vote would be required to be excluded under Section 8.1(2) of Multilateral Instrument 61-101 were it to apply to the Arrangement;

(iii)

that in all other respects, the terms, conditions and restrictions of the Coalhunter constating documents, including quorum requirements and other matters, will apply in respect of the Coalhunter Meeting;

(iv)	for the grant of Dissent Rights to the registered Coalhunter Shareholders;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)

that the Coalhunter Meeting may be adjourned from time to time by the board of directors of Coalhunter, subject to the terms of this Agreement, without the need for additional approval of the Court; and

(vii)

that the record date for Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders entitled to notice of and to vote at the Coalhunter Meeting will not change in respect of any adjournment(s) of the Coalhunter Meeting.

(c)

Coalhunter will advise the Court of Cardero’s intention to rely upon the exemption under Section 3(a)(10) of the 1933 Act from the registration requirements of the 1933 Act to issue Cardero Shares to the Coalhunter Shareholders pursuant to the Arrangement.

(d)	Coalhunter will convene and use commercially reasonable efforts to hold the Coalhunter Meeting in accordance with the Interim Order.

(e)

Subject to obtaining (i) the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, and (ii) any Regulatory approvals and any other consents, approvals and notices required to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement, Coalhunter will, as soon as reasonably practicable thereafter, take all steps necessary to submit the Arrangement to the Court and apply for the Final Order.

(f)

If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in Article 5 (as confirmed by each party to the other in writing), Coalhunter will, as soon as reasonably practicable thereafter, make any additional filings required under Sections 292 and 294 of the BCBCA.

(g)	The Arrangement shall become effective at 12:01 a.m. (Vancouver time) on the Effective Date, or at such other time on the Effective Date as may be agreed to by the parties hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTS

3.1	Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with entering into this Agreement:

(a)

it is duly incorporated and validly existing under the laws of British Columbia and has the corporate power and capacity to own, lease and operate its properties and assets and to carry on its business as is now being carried on by it;

(b)

it has the corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and the availability of equitable remedies;

(c)

it is duly qualified to carry on business in each jurisdiction in which the character of its respective properties and assets, owned or leased, or the nature of its activities makes such qualification necessary;

(d)

the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Plan of Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both): (i) contravene, breach or result in any default under any Law applicable to it, or any of its properties or assets or, (subject to compliance with any Laws contemplated by this Agreement); (ii) contravene, breach or result in any default under its constating documents or articles; (iii) contravene, breach or result in any default under or termination of, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, licence or permit to which it or, is a party or by which it is bound or to which the property or assets of it is subject; or (iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by it or in the creation of any lien, charge, security interest or encumbrance upon any of its properties or assets;

(e)

it is conducting its businesses in compliance, in all material respects, with all Laws of each jurisdiction in which its business is carried on and has obtained all licenses, approvals, permits and concessions necessary to carry on business as now being carried on by it; and

(f)

except as provided in the Cardero Disclosure Schedule or Coalhunter Disclosure Schedule, as applicable, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi- criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any governmental, administrative, regulatory or similar body, or any similar matter or proceeding (collectively, “proceedings”) against or involving it, in respect of its businesses, properties or assets (whether in progress or, to the best of its knowledge after due inquiry, threatened). To the best of its knowledge, no event has occurred which might reasonably be expected to give rise to any proceedings and there is no judgment, decree, injunction, rule, award or order of any court, government department, board, commission, agency, arbitrator or similar body outstanding against it in respect of its businesses, properties or assets.

3.2	Representations and Warranties of Cardero

Cardero represents and warrants to Coalhunter as follows and acknowledges that Coalhunter is relying upon these representations and warranties in connection with entering into this Agreement:

(a)

the authorized capital of Cardero consists of an unlimited number of common shares without par value, of which 59,485,602 common shares are issued and outstanding as fully paid and non- assessable shares as of the date of this Agreement;

(b)

Cardero has no outstanding agreements, subscriptions, warrants, options or commitments (nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment) obligating it to issue additional shares or other securities or securities convertible into or exchangeable for shares or other securities, except as described in the Cardero Disclosure Schedule or Cardero Public Record;

(c)

the Cardero Financial Statements have been prepared in accordance with GAAP applied on a consistent basis except as otherwise stated in the notes to such statements and present fairly, in all material respects, the financial position of Cardero for the periods and as at the dates thereof, and the notes to such financial statements do not contain any misstatement of a material fact nor do they omit to state a material fact required to make any statement contained therein not untrue or misleading; Since October 31, 2010, there has been no material change to Cardero’s accounting policies and there has been no Material Adverse Change or Material Adverse Effect with respect to Cardero;

(d)

except for the entering into of this Agreement and the transaction contemplated herein and as disclosed in the Cardero Public Record, since October 31, 2010: (i) Cardero has conducted its business only in the ordinary course consistent with past practice; (ii) Cardero has no material liability or material obligation of any nature (whether accrued, absolute, contingent or otherwise) not reflected in the Cardero Public Record; and (iii) since October 31, 2010 no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) has been incurred, nor does there exist or has there occurred (or been threatened) any change (or any condition or event) which, individually or in the aggregate, would or does have a Material Adverse Effect;

(e)	since October 31, 2010, Cardero has not declared or paid any dividend or made any distribution of its properties or assets to shareholders;

(f)

Cardero is a “reporting issuer” within the meaning of the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Ontario) and is not a “reporting issuer” in any other jurisdiction of Canada, and is not in default of any material provision of Applicable Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Cardero, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Cardero, expected to be implemented or undertaken;

(g)

the Cardero Shares are listed on the TSX and AMEX; all documents and information filed by Cardero under Applicable Securities Laws (including documents filed in the Cardero Public Record), and the rules and policies of the TSX and AMEX, are, as of their respective dates, in compliance in all material respects with Applicable Securities Laws and the rules and policies of the TSX and AMEX and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and Cardero is up-to-date and has made all material filings under Applicable Securities Laws and the rules and policies of the TSX and AMEX; and any amendments to the Cardero Public Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX and AMEX. As of the date of this Agreement, Cardero has not filed any confidential material change report with any Securities Authorities that as of the date of this Agreement remains confidential. There is no change in a material fact or a material change (as those terms are defined under Applicable Securities Laws) in any of the information contained in the Cardero Public Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Cardero Public Record;

(h)

since October 31, 2010, Cardero has not made any increase in the compensation or other benefits payable or to become payable to its employees, directors or officers or any of them, other than general salary increases made in the ordinary course of the business, consistent with past practice; Cardero has not entered into any written employment agreements with any of its officers or other employees, other than as disclosed in the Cardero Public Record;

(i)

all material information relating to the business, assets, properties, capitalization and financial condition of Cardero provided by Cardero to Coalhunter is true, accurate and complete in all material respects and does not contain any untrue statement of any material fact or omit to state any material fact necessary in order to make such information not misleading;

(j)

Cardero has not incurred any liability or agreed to pay or reimburse any broker, finder, financial adviser or investment banker for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated hereby or in the Plan of Arrangement;

(k)

except as disclosed in the Cardero Disclosure Schedule or the Cardero Public Record, Cardero has not sold, transferred, disposed, mortgaged, pledged, charged, leased or otherwise encumbered, or agreed to sell, transfer, dispose of, mortgage, pledge, charge, lease or otherwise encumber, any of its property or assets, except where such action could not have or result in a material adverse effect of Cardero;

(l)

Cardero, or its subsidiaries are the beneficial owner of the properties and assets described as being owned by it in the Cardero Financial Statements with good and marketable title to such properties free and clear of encumbrances except as disclosed in the Cardero Disclosure Schedule or the Cardero Public Record;

(m)

Cardero has no outstanding material continuing contractual rights or obligations whatsoever relating to or affecting the conduct of its business or any of its property or assets or for the purchase, sale or leasing of any property other than those contracts listed in the Cardero Disclosure Schedule or the Cardero Public Record and all such contracts, agreements, indentures, or other instruments are in good standing in all material respects and Cardero is entitled to all benefits thereunder;

(n)

Cardero is not in any material default under or in material breach of, or would, after notice or lapse of time or both, be in material default under any material contract, agreement, indenture or other instrument to which it is a party or by which it is bound, except as set out in the Cardero Disclosure Schedule or the Cardero Public Record;

(o)

Cardero has no information or knowledge of any material facts pertaining to Cardero which, if known to Coalhunter, might reasonably be expected to deter Coalhunter from completing the transactions contemplated hereby;

(p)	The directors of Cardero have:

	(i)	determined that the Arrangement is fair to the Cardero Shareholders and the Arrangement is in the best interests of Cardero;

	(ii)	recommended that the Cardero Shareholders vote in favour of the issuance of the Cardero Shares required to effect the Arrangement; and

	(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Cardero.

(q)

since October 31, 2009, the minute books and corporate records of Cardero contain complete and accurate minutes of all material meetings and proceedings of the shareholders, directors and committees of Cardero;

(r)	Cardero holds all material licences and permits as may be required for carrying on its business as currently conducted and is in material compliance with same;

(s)	to the knowledge of Cardero, Cardero is not in breach of applicable Laws to which it is subject or which apply to it;

(t)

Cardero maintains such insurance against loss or damage to its assets and with respect to public liability as is reasonably prudent for a corporation operating similar businesses as that of Cardero; and

(u)	Cardero:

	(i)	is a “foreign private issuer” as defined in Rule 405 under the 1933 Act;

	(ii)	is required to file reports pursuant to Section 13(a) of 1934 Act and the Cardero Shares are registered under Section 12(b) of the 1934 Act; and

	(iii)	is not, and will not by virtue of the Arrangement become, a company that is, or is required to be, registered as an investment company under the 1940 Act.

3.3	Representations and Warranties of Coalhunter

Coalhunter represents and warrants to Cardero as follows and acknowledges that Cardero is relying upon these representations and warranties in connection with entering into this Agreement:

(a)

the authorized capital of Coalhunter consists of an unlimited number of common shares of which 37,495,827 common shares are issued and outstanding as fully paid and non-assessable shares as at the date of this Agreement;

(b)

Coalhunter has no outstanding agreements, subscriptions, warrants, options, or commitments (nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment) obligating it to issue additional shares or other securities or securities convertible or exchangeable for shares or other securities, except as described in the Coalhunter Disclosure Schedule;

(c)

the Coalhunter Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis except as otherwise stated in the notes to such statements and present fairly, in all material respects, on a consolidated basis, the financial position of Coalhunter for the periods and as at the dates thereof; the notes to such financial statements do not contain any misstatement of a material fact nor do they omit to state a material fact required to make any statement contained therein not untrue or misleading. Since its incorporation, there has been no material change to Coalhunter’s accounting policies and there has been no Material Adverse Change or Material Adverse Effect with respect to Coalhunter;

(d)

except as disclosed in the Coalhunter Disclosure Schedule, Coalhunter has no material liabilities or material obligations of any nature (whether accrued, absolute, contingent or otherwise) not reflected in the Coalhunter Financial Statements, and since December 31, 2010 no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) has been incurred, nor does there exist or has there occurred (or been threatened) any change (or any condition, event or development involving a prospective change), which, individually or in the aggregate, would or does have a Material Adverse Effect;

(e)

Coalhunter is the beneficial owner of the properties and assets described as being owned by it in the Coalhunter Financial Statements with good and marketable title to such properties free and clear of encumbrances except as disclosed in the Coalhunter Financial Statements and except as otherwise disclosed in the Coalhunter Disclosure Schedule;

(f)

Coalhunter is a not a reporting issuer in any jurisdiction of Canada, none of Coalhunter’s securities are listed on any stock exchange and there is not a published market in respect of any of Coalhunter’s securities or on which any of Coalhunter’s securities are traded;

(g)

all material information relating to the business, assets, properties, capitalization and financial condition of Coalhunter provided by Coalhunter to Cardero is true, accurate and complete in all material respects and does not contain any untrue statement of any material fact of omit to state any material fact necessary in order to make such information not misleading;

(h)

Coalhunter has not incurred any liability or agreed to pay or reimburse any broker, finder, financial adviser or investment banker for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated herein or in the Plan of Arrangement, except as disclosed in the Coalhunter Disclosure Schedule;

(i)

except as disclosed in the Coalhunter Disclosure Schedule, and since December 31, 2010, Coalhunter has not sold, transferred, disposed, mortgaged, pledged, charged, leased or otherwise encumbered, or agreed to sell, transfer, dispose of, mortgage, pledge, charge, lease or otherwise encumber, any of its property or assets;

(j)

Coalhunter has no outstanding material continuing contractual rights or obligations whatsoever relating to or affecting the conduct of its business or any of its property or assets or for the purchase, sale or leasing of any property other than those contracts listed in the Coalhunter Disclosure Schedule or in the Coalhunter Financial Statements and all such contracts, agreements, indentures, or other instruments are in good standing and Coalhunter is entitled to all benefits thereunder;

(k)

Coalhunter is not in material default under or in breach of, or would, after notice or lapse of time or both, be in default under any material contract, agreement, indenture or other instrument to which it is a party or by which it is bound, except as set out in the Coalhunter Disclosure Schedule or in the Coalhunter Financial Statements ;

(l)

there are no management contracts or consulting contracts to which Coalhunter is a party or by which it is bound, other than as disclosed in the Coalhunter Disclosure Schedule or in the Coalhunter Financial Statements , and other than pursuant to the material contracts disclosed in the Coalhunter Disclosure Schedule or in the Coalhunter Financial Statements, no amount is payable or has been agreed to be paid by Coalhunter to any Persons as remuneration, pension, bonus, share of profits or other similar benefit and no director, officer, employee, consultant or shareholder, or former director, officer, employee, consultant, shareholder of Coalhunter nor any associate or affiliate of any such Person, has any claim of any nature against, or is indebted to Coalhunter;

(m)

Coalhunter has no information or knowledge of any material facts pertaining to Coalhunter which, if known to Cardero, might reasonably be expected to deter Cardero from completing the transactions contemplated hereby;

(n)

The directors of Coalhunter have received an opinion (the “Fairness Opinion”) from Salman Partners Inc., the financial advisor to the special committee of the board of directors of Coalhunter, that the Arrangement and related transactions, as a whole, are fair, from a financial point of view, to the Coalhunter Shareholders, other than Cardero and its affiliates, and the directors of Coalhunter have:

	(i)	determined that the Arrangement is fair to the Coalhunter Shareholders and the Arrangement is in the best interests of Coalhunter;

	(ii)	recommended that the Coalhunter Shareholders vote in favour of the Arrangement; and

	(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Coalhunter.

(o)

the accounting and financial books and records of Coalhunter set out and disclose all material financial transactions of Coalhunter and such transactions have been accurately recorded in such books and records, in all material respects;

(p)	the minute books and corporate records of Coalhunter contain complete and accurate minutes of all meetings and proceedings of the shareholders, directors and committees of Coalhunter;

(q)	the Business is the only material business carried on by Coalhunter at present and the property and assets owned or leased by Coalhunter are sufficient to carry on the Business as currently conducted;

(r)	Coalhunter holds all material licences and permits as may be required for carrying on the Business as currently conducted and is in material compliance with same;

(s)	to the knowledge of Coalhunter, Coalhunter is not in breach of applicable Laws to which it is subject or which apply to it;

(t)	since December 31, 2010, Coalhunter has conducted its business only in the ordinary course consistent with past practice and, without limiting the generality of the foregoing, Coalhunter has not:

	(i)	incurred any debt in excess of an aggregate of $100,000;

	(ii)	declared or paid any dividends or distributed any of its properties or assets to shareholders;

	(iii)	altered or amended its notice of articles or articles;

	(iv)	sold, pledged, leased, disposed of, granted any interest in, encumbered or agree to sell, pledge, lease, dispose of, grant any interest in or encumber any material portion of its assets; or

	(v)	redeemed, purchased or offered to purchase any of its shares or other securities.

(u)

Coalhunter maintains such insurance against loss or damage to its assets and with respect to public liability as is reasonably prudent for a corporation operating similar businesses as that of Coalhunter;

(v)	none of the holders of Coalhunter Options or Coalhunter Warrants are U.S. Persons or persons in the United States;

(w)

Coalhunter, including all entities “controlled by” Coalhunter for purposes of the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended, does not and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value in excess of U.S.$66.0 million in the aggregate; during the 12-month period ended December 31, 2010, (A) Coalhunter did not make sales in or into the United States in excess of U.S.$66.0 million in the aggregate, and (B) the assets that Coalhunter will hold as of immediately prior to completion of the Arrangement did not generate sales in or into the United States in excess of U.S.$66.0 million in the aggregate; and

(x)	Coalhunter:

	(i)	is a “foreign private issuer” as defined in Rule 405 under the 1933 Act;

	(ii)	is not required to file reports pursuant to Sections 13(a) or 15(d) of the 1934 Act and the Coalhunter Shares are not registered, or required to be registered, under Section 12 of 1934 Act; and

	(iii)	is not, and will not by virtue of the Arrangement become, a company that is, or is required to be, registered as an investment company under the 1940 Act.

3.4	Survival of Representations and Warranties

The representations and warranties of each party hereto shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the Effective Date and thereafter shall terminate and be of no further force or effect.

ARTICLE 4
COVENANTS

4.1	Mutual Covenants

Except as contemplated in this Agreement including the Coalhunter Disclosure Schedule or the Cardero Disclosure Schedule and the Cardero Public Record, as applicable, and in the Plan of Arrangement, each party covenants and agrees that:

(a)	until the Effective Date, except with the prior written consent of the other party, it will not:

	(i)	declare or pay any dividends or make any distribution of its properties or assets to its shareholders or purchase or retire any shares of its capital stock;

(ii)

alter or amend or authorize any alteration or amendment to its constating documents or articles as they exist at the date of this Agreement, except as required to complete the Arrangement or any transaction contemplated under this Agreement;

	(iii)	split, consolidate, exchange or reclassify its shares or other securities;

	(iv)	engage in any business, enterprise or other activity other than in the ordinary course of business;

(v)

acquire or agree to acquire, by amalgamating, plan of arrangement, merging, consolidating or entering into a business combination with or purchasing or leasing substantially all of the assets or otherwise of, any business or undertaking or any corporation, partnership, association or other business organization or division thereof, except in accordance with the Plan of Arrangement;

(vi)

sell, lease, transfer, mortgage or otherwise dispose of or encumber any of its property or assets, real or personal, or agree to the same, except in accordance with the Plan of Arrangement or in the ordinary course of its business or as disclosed in the Coalhunter Disclosure Schedule or the Cardero Disclosure Schedule or the Cardero Public Record, as applicable;

(vii)

resolve or propose that it be wound-up, dissolved, liquidated, amalgamated or merged into, appoint or agree to the appointment of a liquidator, receiver or trustee in bankruptcy for it or consent to an order by a court for its winding-up or dissolution, except in accordance with the Plan of Arrangement; or

	(viii)	take any action or fail to take any action which would cause any of the conditions precedent set forth in Article 5 not to be satisfied (except as may be expressly permitted hereunder);

(b)

until the Effective Date, it will at all reasonable times permit representatives of the other party full access to its properties and its books and records including material contracts, other agreements, minute books and share registers and to give such party and its representatives such copies and information with respect thereto as may be reasonably required. It will cause its senior officers to discuss and answer fully any and all questions relating to its business and affairs. The provisions of this subsection are without prejudice to the warranties and representations of the parties set out in this Agreement and the conditions set out in this Agreement;

(c)

until the Effective Date, it will notify the other party in writing: (i) promptly after the occurrence thereof of any Material Adverse Change (actual, anticipated, or threatened) with respect to it; and

	(ii)	promptly after the occurrence, or failure to occur, of any such event, of information of which it becomes aware with respect to any event which, if known as of the date of this Agreement, would have been required to be disclosed to the other party or which would have been likely to cause any of its representations or warranties in this Agreement to be untrue or incorrect or result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party herein provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties herein;

(d)

it will take all actions within its control to ensure that the representations and warranties in Sections 3.1 and 3.2, in the case of Cardero, and Sections 3.1 and 3.3, in the case of Coalhunter, remain true and correct as of the Effective Date as if such representations and warranties were made at and as of such date;

(e)	it will take all actions within its control to cause each of the conditions precedent set forth in Article 5 hereof to be complied with on or before the Effective Date;

(f)

it will cooperate and use its respective reasonable efforts to obtain, before the Effective Date, all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for it to consummate the transactions contemplated hereby; and

(g)

subject to Section 4.7, Article 5 (other than Section 5.1(b)) and Section 8.2 it will support the transactions contemplated herein and in the Plan of Arrangement and use all reasonable efforts to obtain the requisite approvals of its securityholders to this Agreement and the Arrangement and/or the issuance of the Cardero Shares thereunder, as applicable.

4.2	Covenants of Cardero

Except as contemplated in this Agreement including the Cardero Disclosure Schedule, the Cardero Public Record and in the Plan of Arrangement, Cardero covenants and agrees that:

(a)	until the Effective Date, except with the prior written consent of Coalhunter, such consent not to be unreasonably withheld, it will not:

(i)	incur or commit to incur any indebtedness for borrowed money in excess of $100,000, other than in ordinary course of business; or

(ii)

allot or issue, or enter into any agreement for the allotment or issuance, or grant any other rights to acquire, Cardero Shares or other securities or securities convertible into, exchangeable for, or which carry a right to acquire, directly or indirectly, any Cardero Shares or other securities, except as contemplated by: (i) the Arrangement or any transaction under this Agreement; (ii) grants of stock options in the normal course pursuant to any stock option plan of Cardero existing on the date hereof; (iii) the issuance of Cardero Shares upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the date hereof or upon the exercise of stock options subsequently granted pursuant to (iii) above; (iv) the issuance of securities in connection with property acquisitions in the ordinary course of business as currently disclosed in the Cardero Public Record or up to a maximum of 50,000 shares; and (v) the issuance of securities in connection with agreements or arrangements existing on the date hereof, which have been disclosed on the Cardero Public Record or in the Cardero Disclosure Schedule;

(b)	it will conduct its business diligently and in the ordinary course consistent with the manner in which the business generally has been operated up to the date of the execution of this Agreement;

(c)

it will, both before and after the Effective Date, execute and do all such acts and further deeds, things and assurances as may be required in the reasonable opinion of Coalhunter’s counsel to consummate the transactions contemplated herein;

(d)	it will carry out the terms of the Interim Order and the Final Order;

(e)	it will forthwith use its best efforts to obtain the necessary approval of the TSX and AMEX to the terms of this Agreement;

(f)

it will ensure that the disclosure in the Cardero Circular shall constitute full, true and plain disclosure of all material facts relating to Cardero and the Cardero Shares and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make any statement therein not misleading in light of the circumstances in which it is made (other than with respect to such information provided about Coalhunter by Coalhunter);

(g)

it will vote or cause to be voted all Coalhunter Shares and Coalhunter Special Warrants beneficially owned or over which control or direction is exercised by it or any of its affiliates in favour of the Coalhunter Resolutions;

(h)	until after the Effective Date, it will not amend the Cardero Share Option Plan; and

(i)

it will enter into a joint election under s.85 of the Income Tax Act (Canada) upon request of any Coalhunter Shareholder in respect of the share exchange envisioned under the Plan of Arrangement, with such elected amount as is determined by the Coalhunter Shareholder, and will, both before and after the Effective Date, cooperate in the preparation and execution of any such election as reasonably desirable to give effect to the foregoing.

4.3	Covenants of Coalhunter

Except as contemplated in this Agreement, including the Coalhunter Disclosure Schedule and in the Plan of Arrangement, Coalhunter covenants and agrees that:

(a)	until the Effective Date, except with the prior written consent of Cardero, such consent not to be unreasonably withheld, or except as referred to in the Coalhunter Disclosure Schedule, it will not:

	(i)	incur or commit to incur any indebtedness for borrowed money, other than in the ordinary course of business;

(ii)

enter into any agreement for the allotment or issuance, or grant any other rights to acquire, Coalhunter Shares or other securities or securities convertible into, exchangeable for, or which carry a right to acquire, directly or indirectly, Coalhunter Shares or other securities, except as contemplated by: (i) the Arrangement or any transaction under this Agreement; and (ii) the issuance of Coalhunter Shares upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the date hereof; or

(iii)

enter into or modify any employment, consulting, bonus, retention or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any of its officers, directors or employees;

(b)

it will ensure that the disclosure in the Coalhunter Circular (other than with respect to such information provided about Cardero by Cardero), and the disclosure provided to Cardero for inclusion in the Cardero Circular, shall:

	(i)	explain in sufficient detail to permit the recipient to form a reasoned judgment concerning the Arrangement and the effect of the Arrangement;

	(ii)	state any material interest of each director or officer of Coalhunter, whether as director, officer, shareholder, security holder or creditor of the company, or otherwise; and

	(iii)	otherwise comply with the requirements of the BCBCA and Applicable Securities Laws;

(c)

Coalhunter will file the technical report on its Carbon Creek Project on SEDAR and will use commercially reasonable efforts to obtain from the author of such report a consent to the inclusion of a summary thereof and reference thereto in the Cardero Circular;

(d)	it will conduct its business diligently and in the ordinary course consistent with the manner in which the business generally has been operated up to the date of the execution of this Agreement;

(e)

it will suspend its current activities leading to the completion of an initial public offering until the earlier of the completion of the Arrangement or termination of this Agreement pursuant to Article 6;

(f)

it will prepare and file all material to be filed with the Court by it, as applicant, in connection with the Arrangement and apply for and use all reasonable efforts to obtain the Interim Order and if the Arrangement is approved at the Coalhunter Meeting in accordance with the Interim Order, the Final Order;

(g)

it will provide counsel to Cardero on a timely basis with copies of any notice of appearance and evidence served on it or its counsel in respect of the application for the Final Order or any appeal therefrom;

(h)	it will carry out the terms of the Interim Order and the Final Order;

(i)	it will take all actions required under its constating documents to approve the transactions contemplated by this Agreement and the Arrangement;

(j)	on or before the Effective Date, Coalhunter will, if applicable, use its commercially reasonable efforts to cause its shareholders to:

(i)

execute such agreements required to be executed in connection with applicable escrow, pooling or other voluntary or imposed resale restrictions pertaining to the Cardero Shares or the Coalhunter Options;

(ii)

execute and deliver to Cardero any securities regulatory materials required in connection with the transactions contemplated hereby, including, without limitation, any documentation or undertaking required by the TSX or any relevant securities regulatory authority;

(k)

it will, both before and after the Effective Date, execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of Cardero’s counsel to consummate the transactions contemplated herein;

(l)

except as disclosed in the Coalhunter Disclosure Schedule and as provided in this Agreement, or except with the prior written consent of Cardero, such consent not to be unreasonably withheld, until the Effective Date it will not, except in the usual, ordinary and regular course of business and consistent with past practice: (i) satisfy or settle any claims or liabilities prior to the same being due, which are, individually or in the aggregate, material; or (ii) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; and

(m)

until the Effective Date it will not make any changes to its existing accounting practices except as required by Laws or required by generally accepted accounting principles or make any material tax election inconsistent with past practice.

4.4	Coalhunter Shareholders’ Meeting

As soon as practicable but in any event not later than May 5, 2011 Coalhunter will prepare the Coalhunter Circular and subject to the issuance of the Interim Order will convene the Coalhunter Meeting and mail the Coalhunter Circular to the Coalhunter Shareholders, the Coalhunter Special Warrant Holders and the Coalhunter Option Holders. The Coalhunter Meeting will be held on or before May 19, 2011, or as soon as reasonably practicable thereafter. Coalhunter will mail the Coalhunter Circular to the appropriate Persons in accordance with applicable Laws and the Interim Order.

4.5	Cardero Shareholders’ Meeting

As soon as practicable but in any event not later than April 25, 2011, Cardero will prepare the Cardero Circular and subject to the issuance of the Interim Order will convene the Cardero Meeting and mail the Cardero Circular to its shareholders. The Cardero Meeting will be held on or before May 25, 2011, or as soon as reasonably practicable thereafter. Cardero will mail the Cardero Circular to the appropriate Persons in accordance with applicable Laws.

4.6	Court Proceedings

Coalhunter shall permit Cardero to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement prior to the service and filing of that material and will give reasonable consideration to such comments. In addition, Coalhunter will not object to counsel to Cardero making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel deems appropriate, provided that Coalhunter is advised of the nature of any submissions not reasonably contemplated in the material to be filed with the Court prior to the hearing. Coalhunter shall also provide counsel to Cardero on a timely basis with copies of any notice of appearance and evidence served on Coalhunter or its counsel in respect of the application for the Final Order or any appeal therefrom.

The petition for the Final Order will inform the Court that, based on the Court’s approval of the Arrangement in the Final Order, Cardero will rely on Section 3(a)(10) of the 1933 Act for an exemption from the registration requirements of the 1933 Act with respect to the issuance of the Cardero Shares in exchange for the Coalhunter Shares pursuant to the Arrangement. Coalhunter will ensure that each Coalhunter Shareholder entitled to receive Cardero Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right.

4.7	Confidentiality

All information provided by each of Coalhunter and Cardero, in any form whether written, electronic or verbal, as to financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by the other party, including all information to be included in the Coalhunter Circular and/or the Cardero Circular (the “Confidential Information”), will be kept confidential by each party hereto, notwithstanding the termination of this Agreement, other than information that:

(a)	has become generally available to the public;

(b)	was available to a party hereto or its representatives on a non-confidential basis before the date of this Agreement;

(c)

has become available to a party hereto or its representatives on a non-confidential basis from a person who is not, to the knowledge of such party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the party or its representatives; or

(d)	has been provided by Coalhunter or Cardero for use in the Coalhunter Circular and the Cardero Circular, as applicable.

No Confidential Information may be released to third parties other than legal counsel and other advisors to the parties hereto without the consent of the provider thereof, except that the parties hereto agree that they will not unreasonably withhold such consent to the extent that such Confidential Information is compelled to be released by legal process or must be released to the TSX or other regulatory bodies and/or included in public documents.

4.8	Public Announcements

All press releases or other public written communications of any sort by either of the parties hereto relating to this Agreement or the Arrangement and the method of release for publication thereof will be provided for review and comment by the other party hereto at least 24 hours prior to the proposed release thereof. Each party will deal expeditiously with a request for comments on such written communication provided that the party issuing such written communication shall not be delayed if to do so would be contrary to any legal or regulatory requirement.

4.9	Directors and Officers

On the Effective Date:

(a)

all members of the Board of Directors of Coalhunter will, other than Michael Hunter, Larry Horan and Keith Henderson, resign and the Coalhunter Board shall be reconstituted such that it will consist of the following five directors:

Keith Henderson Larry Horan Michael Hunter Lawrence Talbot Henk Van Alphen;

(b)	all officers of Coalhunter will, other than Michael Hunter, resign from such offices held and the officers of Coalhunter shall consist of the following:

President and CEO	Michael Hunter
Chief Financial Officer	Michael Kinley
Corporate Secretary	Marla Ritchie

(c)	all members of the Board of Directors of Cardero will remain directors of Cardero; and

(d)	all officers of Cardero will remain officers of Cardero with the exception that Henk Van Alphen will resign as President of Cardero and Michael Hunter will be appointed as President of Cardero; and

(e)

the parties acknowledge and agree that pursuant to section 4.4 of the Carbon Creek Joint Venture Agreement dated as of June 15, 2010 between Coalhunter and Carbon Creek Partnership, Coalhunter shall, upon the written request of the Carbon Creek Partnership, appoint or cause to be appointed a nominee of the Carbon Creek Partnership as a director of Coalhunter.

4.10	Coalhunter Options and Coalhunter Warrants

(a)

Cardero covenants and agrees that the Coalhunter Options outstanding on the Effective Date held by persons that will, following the Effective Date, continue to be eligible to hold an incentive stock option under the Cardero Share Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including, without limitation, that such Coalhunter Options shall, in accordance with the Plan of Arrangement, be exercisable for Cardero Shares and shall be governed in accordance with the Cardero Share Option Plan);

(b)

Cardero acknowledges that, in accordance with the terms of the Coalhunter Options, each outstanding Coalhunter Option held by a person that will not, following the Effective Date, be eligible to hold an incentive stock option under the Cardero Share Option Plan will become exercisable for Cardero Shares in accordance with the terms of such Coalhunter Option and then immediately be deemed to be acquired by Cardero at the Effective Date for cash in an amount equal to the product of: (A) the difference between the exercise price of the Coalhunter Option and $1.52 multiplied by (B) the number of Coalhunter Shares subject to such Coalhunter Option;

(c)

Cardero covenants and agrees that the Coalhunter Warrants outstanding on the Effective Date shall continue in effect on the same terms and conditions (subject to the adjustments provided by such Coalhunter Warrants);

(d)

Cardero shall take all corporate action necessary to reserve for issuance a sufficient number of Cardero Shares for delivery upon the exercise of the Coalhunter Options and Coalhunter Warrants assumed in accordance with this section;

(e)

if immediately prior to the Effective Time, the TSX has: (i) not accepted notice with respect to the issuance of Cardero Shares on exercise of any Coalhunter Option or Coalhunter Warrant then outstanding; or (ii) imposed escrow, pooling or resale restrictions on such Coalhunter Option or Coalhunter Warrant (or the underlying securities) (collectively, the “Restricted Securities”), then Coalhunter shall use its commercially reasonable efforts to cause each such holder of a Restricted Security to exercise the Restricted Security immediately prior to the Effective Time and each such holder of a Restricted Security shall receive Cardero Shares in accordance with Section 2.1; and

(f)

following the Effective Date, the Coalhunter Options and Coalhunter Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person, unless an exemption is available from the registration requirements of the 1933 Act and any applicable state securities laws, and the holder furnishes to Cardero an opinion of counsel or other evidence of exemption satisfactory to Cardero to such effect.

4.11	Cardero Waiver

Cardero agrees that, upon the conditions to the completion of the Arrangement set out in Article 5 being satisfied or waived in accordance with this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), it waives its rights under paragraph 8.1(g) of the subscription agreement between Cardero and Coalhunter dated June 15, 2010.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Arrangement are subject to the satisfaction of, or mutual waiver by the parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of Cardero and Coalhunter and which may only be waived, in whole or in part, in writing by Cardero and Coalhunter:

(a)

the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)

the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement (including the issuance of the Cardero Shares thereunder), with or without amendment, shall have been approved at the Coalhunter Meeting by the Coalhunter Shareholders, the Coalhunter Special Warrant Holders and the Coalhunter Option Holders and at the Cardero Meeting by the Cardero Shareholders in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)

the TSX shall have conditionally approved the listing thereon of the Cardero Shares to be issued pursuant to the Arrangement (including those issuable upon the exercise of the Coalhunter Special Warrants, Coalhunter Warrants and Coalhunter Options), and shall have, if required, accepted notice for filing of all transactions of Coalhunter and Cardero contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, and AMEX shall have approved the listing of the Cardero Shares to be issued in exchange for Coalhunter Shares pursuant to the Arrangement and the Cardero Shares to be issued upon the exercise, following the Arrangement, of the Coalhunter Options and the Coalhunter Warrants;

(d)

the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(e)

there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Coalhunter or Cardero;

(f)

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (ii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in this Agreement, the Cardero Disclosure Schedule or the Coalhunter Disclosure Schedule, as applicable), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Coalhunter or Cardero or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(g)

the Cardero Shares to be issued in exchange for Coalhunter Shares pursuant to the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and shall not be subject to resale restrictions under the 1933 Act (other than as may be prescribed by Rule 144 under the 1933 Act~~)~~ for persons who are after the Effective Date, or were within 90 days prior to the Effective Date, “affiliates” (as defined in Rule 405 under the 1933 Act) of Cardero); provided, however, that Coalhunter shall not be entitled to rely on the provisions of this Section 5.1(g) in failing to consummate the Arrangement in the event that Coalhunter fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Cardero will rely on the foregoing exemption based on the Court’s approval of the Arrangement; and;

(h)

the Cardero Shares to be issued pursuant to the Arrangement will be exempt from the prospectus requirements of Applicable Securities Laws and will not be subject to any statutory or other hold period other than any hold period applicable to control persons;

(i)	the Fairness Opinion shall not have been withdrawn;

(j)	all outstanding Coalhunter Special Warrants and Restricted Securities shall have been exercised, subject to completion of the Arrangement; and

(k)	this Agreement shall not have been terminated pursuant to Article 6 hereof.

5.2	Additional Conditions Precedent to the Obligations of Coalhunter

The obligation of Coalhunter to complete the Arrangement shall be subject to the satisfaction of, or waiver by Coalhunter, on or before the Effective Date or such earlier date stipulated of the following conditions, which are for the benefit of Coalhunter and may be waived in whole or in part, by Coalhunter at any time:

(a)

Cardero shall not be in material default of any covenant contained herein and its representations and warranties shall be true and correct in all material respects and Coalhunter shall have received a certificate of Cardero, signed by the Chief Executive Officer and one other senior officer confirming the foregoing;

(b)

Cardero shall have furnished Coalhunter with a favourable opinion of legal counsel to Cardero, dated the Effective Date, in form and substance acceptable to Coalhunter and its counsel, acting reasonably;

(c)

there shall not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) which, singly or in the aggregate, would or does have a Material Adverse Effect on Cardero; and

(d)

there shall not be more than 59,485,602 Cardero Shares issued and outstanding on the Effective Date (excluding Cardero Shares issued upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities of Cardero existing on the date hereof).

5.3	Additional Conditions Precedent to the Obligations of Cardero

The obligation of Cardero to complete the Arrangement shall be subject to the satisfaction of, or waiver by Cardero, on or before the Effective Date or such earlier date stipulated of the following conditions, which are for the benefit of Cardero and which may be waived by Cardero, in whole or in part, at any time:

(a)

Coalhunter shall not be in material default of any covenant contained herein and its representations and warranties shall be true and correct in all material respects and Cardero shall have received a certificate of Coalhunter signed by the Chief Executive Officer and one other senior officer confirming the foregoing;

(b)

Coalhunter shall have furnished Cardero with a favourable legal opinion of counsel to Coalhunter dated the Effective Date, in form and substance acceptable to Cardero and its counsel, acting reasonably;

(c)

there shall not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) which, singly or in the aggregate, would or does have a Material Adverse Effect on Coalhunter;

(d)

Coalhunter Shareholders holding no more than 10% of the outstanding Coalhunter Shares shall have exercised the right to dissent contemplated by Article 4 of the Plan of Arrangement (and not withdrawn such exercise) and Cardero shall have received a certificate dated the day immediately preceding the Effective Date of an officer of Coalhunter to such effect; and

(e)

there shall not be more than 51,495,827 Coalhunter Shares issued and outstanding on the Effective Date (including any Coalhunter Shares issued upon exercise of the Coalhunter Special Warrants but excluding Coalhunter Shares issued upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities of Coalhunter existing on the date hereof).

ARTICLE 6
AMENDMENT AND TERMINATION OF AGREEMENT

6.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Coalhunter Meeting or the Cardero Meeting, be amended by mutual written agreement of the parties hereto without, subject to the Interim Order, the Final Order and applicable Law, further notice to or authorization on the part of the Coalhunter Shareholders, Coalhunter Special Warrant Holders, Coalhunter Option Holders or the Cardero Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained,

provided, however, that notwithstanding the foregoing, the terms of subsections 3.1(a) and 3.1(c) of the Plan of Arrangement shall not be amended after the holding of the Coalhunter Meeting without the approval of the Coalhunter Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Article 5 hereof shall remain unaffected.

6.2	Termination by Cardero or Coalhunter

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Cardero and Coalhunter;

(b)	if any of the conditions in Section 5.1, 5.2 or 5.3 hereof for the benefit of terminating party is not satisfied or waived in accordance with those sections;

(c)	by Cardero, if at any time Coalhunter has committed a material breach of any of its covenants in Article 4 of this Agreement;

(d)	by Coalhunter, if at any time Cardero has committed a material breach of any of its covenants in Article 4 of this Agreement;

(e)

by Cardero or by Coalhunter if the Coalhunter Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders;

(f)

by Cardero or by Coalhunter if the Cardero Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement (including the issuance of the Cardero Shares thereunder), is not approved by the requisite majority of the Cardero Shareholders;

(g)

by Cardero or by Coalhunter if the Arrangement shall not have been completed by the Completion Deadline, provided that such right to terminate this Agreement shall not be available to any party whose failure to fulfull any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Arrangement to be completed on or before the Completion Deadline; and

(h)	by Coalhunter, subject to complying with the terms of this Agreement, in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with Section 8.2;

whereupon the parties shall be released from their obligations hereunder other than those in Section 4.7, 6.3, 7.1 and 7.2, which will survive.

6.3	Termination of Penalty Provisions

If, through no fault of Coalhunter, the Arrangement is not completed prior to the Completion Deadline and Coalhunter, despite the use of its commercially reasonable best efforts, is unable to complete its initial public offering by June 30, 2011, the penalty provisions providing for the issuance of any additional Coalhunter Shares to Cardero pursuant to the terms and conditions of the Coalhunter Special Warrants held by Cardero will terminate and be of no further force or effect and Cardero will only be entitled to receive one Coalhunter Share for each Coalhunter Special Warrant held by Cardero.

ARTICLE 7
FEES AND EXPENSES

7.1	Fees and Expenses

Subject to Section 7.2, the parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Coalhunter Meeting, the Cardero Meeting, and the preparation and mailing of the Coalhunter Circular and the Cardero Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 7.1 shall survive the termination of this Agreement.

7.2	Reimbursement of Fees and Expenses

If, through no fault of Coalhunter, the Arrangement is not completed, then Cardero will pay the reasonable fees and expenses incurred by Coalhunter in obtaining the Fairness Opinion and the legal fees incurred by the special committee of the Board of Directors of Coalhunter in connection with the consideration and implementation of the Arrangement.

ARTICLE 8
COALHUNTER COVENANTS REGARDING NON-SOLICITATION

8.1	Non-Solicitation

Unless this Agreement is terminated in accordance with Article 6, except as otherwise provided in this Agreement, Coalhunter will not, and it will not authorize any of its officers, directors or employees, agents, advisers, consultants or other representatives to:

(a)

solicit, initiate or knowingly encourage (including, without limitation, by way of furnishing information) the initiation of any inquiry or the making of any proposal to it or its shareholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), a Competing Offer or an Alternative Company Transaction, or agree to or endorse any of the foregoing; or

(b)

enter into or participate in any discussions or negotiations regarding any Competing Offer or an Alternative Company Transaction, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with any Competing Offer, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing.

8.2	Superior Proposal

Notwithstanding Section 8.1 and any other provision of this Agreement, the Board of Directors of Coalhunter may, subject to this Article 8, prior to the approval of the Arrangement by Coalhunter Shareholders and Coalhunter Special Warrant Holders, (i) consider and participate, directly or indirectly, in any discussions or negotiations with, or provide information to, or permit any visit to the facilities or properties of Coalhunter or any of its subsidiaries by, any person who has delivered a bona fide written Competing Offer that may constitute a Superior Proposal, (ii) withdraw, modify, qualify or change its recommendation to the Coalhunter Shareholders and Coalhunter Special Warrant Holders in respect of the Arrangement in response to a Superior Proposal, and (iii) approve or recommend to the Coalhunter Shareholders and Coalhunter Special Warrant Holders, or enter into an agreement in respect of, a Superior Proposal, but in each case only if such Competing Offer or Superior Proposal did not result from a breach of this Agreement by Coalhunter and if the Board of Directors of Coalhunter determines in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Cardero) that such action is required for such directors to comply with their fiduciary duties under applicable Law. Nothing in this Agreement will prohibit, enjoin or otherwise restrict the Board of Directors of Coalhunter in the fulfilment of their fiduciary duties under applicable Law.

Coalhunter acknowledges that it is not currently engaged in any discussions or negotiations with any parties (other than Cardero) in connection with any proposal that constitutes, or may reasonably be expected to constitute, a Competing Offer or an Alternative Company Transaction and that it will not solicit from any parties a Competing Offer or Alternative Company Transaction in breach of this Agreement.

8.3	Notification of Competing Offer

Coalhunter shall promptly notify Cardero, at first orally and then in writing, of any Competing Offer or a proposal regarding an Alternative Company Transaction and any inquiry that could reasonably be expected to lead to a Competing Offer or a proposal regarding an Alternative Company Transaction, or any request for non-public information relating to it in connection with a Competing Offer or a proposal regarding an Alternative Company Transaction or for access to any of its properties, books or records by any Person that informs it that such Person is considering making, or has made, a Competing Offer or a proposal regarding an Alternative Company Transaction. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as the other may reasonably request. Coalhunter shall (i) keep Cardero fully informed of the status including any change to the material terms of any such Competing Offer or a proposal regarding an Alternative Company Transaction or inquiry and (ii) provide to Cardero as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to it from any Person in connection with any Competing Offer or a proposal regarding an Alternative Company Transaction.

8.4	Right to Match

Coalhunter and the directors of Coalhunter shall not accept, approve, recommend or enter into any agreement in respect of a Competing Offer or an Alternative Company Transaction on the basis that it would constitute a Superior Proposal unless five Business Days have elapsed from the date Cardero received notice of the determination of the directors of Coalhunter to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal pursuant to Section 8.3.

During the five Business Days referred to in this Section 8.4, Cardero shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Plan of Arrangement. The directors of Coalhunter shall review any offer by Cardero to amend the terms of this Agreement and the Plan of Arrangement in order to determine in good faith, whether the offer of Cardero pursuant to this section would at least match the value of the Competing Offer or the Alternative Company Transaction, as the case may be. If the directors of Coalhunter so determine, acting in good faith, Coalhunter shall enter into an amended agreement with Cardero reflecting the amended proposal of Cardero.

ARTICLE 9
GENERAL

9.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

(a)	if to Cardero:	(b)	if to Coalhunter:

	Cardero Resource Corp.		Coalhunter Mining Corporation
	Suite 1920 - 1188 West Georgia Street		Suite 507 – 475 Howe Street
	Vancouver, BC V6E 4A2		Vancouver, BC V6C 2B3

	Attention: Lawrence Talbot		Attention: Michael Hunter
	Facsimile No.: (604) 408-7499		Facsimile No.: (604) 648-2625

	with a copy to:		with a copy to:

	Gowling Lafleur Henderson LLP		McMillan LLP
	Suite 2300 – 550 Burrard Street		Suite 1500 – 1055 West Georgia Street
	Vancouver, BC V6C 2B5		Vancouver, BC V6E 4N7

	Attention: Daniel Allen		Attention: Rod Kirkham
	Facsimile No.: (604) 443-5611		Facsimile No.: (604) 893-7614

9.2	Successors and Assigns

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.

9.3	Time of Essence

Time shall be of the essence of this Agreement and of each of its provisions.

9.4	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

9.5	Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof including, without limitation, the Letter Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

9.6	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.7	Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 6.1 hereof.

9.8	Counterparts

This Agreement may be executed in counterparts (including counterparts by facsimile, PDF or other electronic means), each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

9.9	Severability

In the event any one or more of the provisions of this Agreement is invalid or otherwise unenforceable, the enforceability of the remaining provisions shall be unaffected.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

CARDERO RESOURCE CORP.		COALHUNTER MINING CORPORATION

By:	(signed) “Michael Hunter”	By:	(signed) “Lawrence Talbot”
	Authorized Signatory		Authorized Signatory

SCHEDULE “A”

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement:

(a)	“AMEX” means the NYSE Amex LLC;

(b)

“Arrangement” means the arrangement pursuant to Section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement made hereto in accordance herewith and the Arrangement Agreement or made at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2011, between Cardero and Coalhunter, including the schedules attached thereto, as the same may be amended, amended and restated, or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(f)	“Cardero” means Cardero Resource Corp., a company incorporated and existing under the laws of British Columbia;

(g)	“Cardero Shares” means common shares in the capital of Cardero;

(h)	“Coalhunter” means Coalhunter Mining Corporation, a company incorporated and existing under the laws of British Columbia;

(i)

“Coalhunter Meeting” means the special meeting, including any adjournments or postponements thereof, of the Coalhunter Shareholders, Coalhunter Special Warrant Holders and Coalhunter Option Holders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(j)	“Coalhunter Options” means options to purchase Coalhunter Shares;

(k)	“Coalhunter Shareholder” means, at any time, a registered holder of Coalhunter Shares;

(l)	“Coalhunter Shares” means the common shares in the capital of Coalhunter;

(m)	“Coalhunter Special Warrants” means the special warrants exercisable for no additional consideration for Coalhunter Shares;

(n)	“Coalhunter Special Warrant Holders” means the holders of Coalhunter Special Warrants;

(o)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(p)	“Court” means the Supreme Court of British Columbia;

(q)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Coalhunter Shares under the Arrangement;

(r)

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Coalhunter Shares to exercise the right of dissent in respect of such Coalhunter Shares in connection with the Arrangement, as modified by Article 5, the Interim Order and the Final Order;

(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4;

(t)	“Dissenting Shareholder” means a registered Coalhunter Shareholder that exercises his, her or its right to dissent with respect to the Arrangement in strict compliance with the Dissent Procedures;

(u)

“Effective Date” means the second Business Day after all of the conditions to the completion of the Arrangement set out in Article 5 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), or such other date as may be agreed to by the parties hereto;

(v)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(w)	“Exchange Ratio” has the meaning given to it in Section 3.1(c);

(x)

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 291 of the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(y)	“Interim Order” means the interim order of the Court pursuant to subsection 291 of the BCBCA, as such order may be amended, made in connection with the Coalhunter Meeting and the Arrangement;

(z)

“Letter of Transmittal” means the letter of transmittal to be sent by Coalhunter to the Coalhunter Shareholders and Coalhunter Special Warrant Holders providing for the delivery of certificates representing their Coalhunter Shares or Coalhunter Special Warrants to the Depositary;

(aa)	“Plan of Arrangement” means this plan of arrangement as amended and supplemented from time to time in accordance herewith, the Arrangement Agreement and any order of the Court;

(bb)	“Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA;

(cc)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(dd)	“TSX” means the Toronto Stock Exchange Inc.

1.2	Headings and References

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to sections are to sections of this Plan of Arrangement.

1.3	Number, etc.

Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa.

1.4	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement and will become effective at the Effective Time on the Effective Date and will be binding upon Cardero, Coalhunter, Coalhunter Shareholders and holders of Coalhunter Options.

ARTICLE 3
THE ARRANGEMENT

3.1	The Arrangement

At the Effective Time on the Effective Date, the following will occur and will be deemed to occur in the following sequence without any further authorization, act or formality by Cardero, Coalhunter or any other person:

(a)

each of the issued and outstanding Coalhunter Shares, other than those held by Dissenting Shareholders and Cardero will be deemed to be acquired by Cardero, free from any claims, in exchange for the issuance by Cardero of 0.80 Cardero Shares (the “Exchange Ratio”) provided that the aggregate number of Cardero Shares issuable to any Coalhunter Shareholder, if calculated to include a fraction of a Cardero Share, will be rounded downwards to the nearest whole Cardero Share;

(b)

each Coalhunter Shareholder, other than Dissenting Shareholders and Cardero, will be deemed to have transferred all Coalhunter Shares held by him, her or it to Cardero and Cardero will be deemed to have issued the Cardero Shares referred to in section 3.1(a) in exchange therefor;

(c)

the Coalhunter Shares owned by each Dissenting Shareholder, at or prior to the Coalhunter Meeting in accordance with Article 4 below, will be, and will be deemed to be, transferred to Coalhunter for cancellation and cancelled contemporaneously with the acquisition by Cardero of Coalhunter Shares pursuant to Section 3.1 and such Dissenting Shareholders will thereupon have no rights or entitlements with respect to those Coalhunter Shares, except as provided in Article 4 and except to be paid fair value for their Coalhunter Shares by Coalhunter;

(d)

each Coalhunter Shareholder, other than Cardero, will cease to be a holder of Coalhunter Shares and the name of each such Coalhunter Shareholder will be removed from the central securities register of Coalhunter as of the Effective Date;

(e)	the certificate representing each Coalhunter Share, other than Coalhunter Shares held by Cardero, will be deemed to have been cancelled as of the Effective Date;

(f)

each Coalhunter Shareholder, other than Cardero, will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement;

(g)

Cardero will be and will be deemed to be the transferee of all Coalhunter Shares (other than Coalhunter Shares owned by Cardero), free of all liens, claims and Encumbrances, and will be entered in the central securities register of Coalhunter as the holder of such Coalhunter Shares as of the Effective Date;

(h)

each outstanding Coalhunter Option held by a person that will, following the Effective Date, continue to be eligible to hold an incentive stock option under the Cardero Share Option Plan, will entitle the Coalhunter Option holder to receive (and such holder shall be deemed to accept), Cardero Shares (in accordance with the terms and conditions of the Cardero Share Option Plan), such that:

(i)

subject to further adjustments prior to exercise, on exercise of each Coalhunter Option, the holder will be entitled to acquire, and will accept in lieu of the number of Coalhunter Shares to which such holder was entitled immediately before the Effective Date, the number of Cardero Shares equal to the product of (A) the number of Coalhunter Shares subject to the Coalhunter Option immediately before the Effective Date multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Cardero Common Share, then the number of Cardero Shares otherwise issued on exercise of the Coalhunter Option will be rounded down to the nearest whole number of Cardero Shares;

(ii)

each such Coalhunter Option will have an exercise price per Cardero Common Share, payable to Cardero, denominated in the same currency as applicable to such Coalhunter Option (rounded up to the nearest one-hundredth of a dollar) equal to 125% of the current exercise price per Coalhunter Share;

	(iii)	each such Coalhunter Option will be exercisable into Cardero Shares for a period of two years following the Effective Date and will be subject to the following vesting provisions:

		(A)	25% of the Cardero Shares subject to such Coalhunter Option will be vested at six months following the Effective Date;

		(B)	an additional 25% of the Cardero Shares subject to such Coalhunter Option will be vested at 12 months following the Effective Date; and

		(C)	the balance of the Cardero Shares subject to such Coalhunter Option will be vested at 18 months following the Effective Date;

(i)

in accordance with the terms of the Coalhunter Options, each outstanding Coalhunter Option held by a person that will not, following the Effective Date, be eligible to hold an incentive stock option under the Cardero Share Option Plan will become exercisable for Cardero Shares in accordance with the terms of such Coalhunter Option and then immediately be deemed to be acquired by Cardero at the Effective Date for cash in an amount equal to the product of: (A) the difference between the exercise price of the Coalhunter Option and $1.52 multiplied by (B) the number of Coalhunter Shares subject to such Coalhunter Option; and

(j)

if prior to the Effective Time, the TSX has: (i) not accepted notice with respect to the issuance of Cardero Shares on exercise of any Coalhunter Option then outstanding; or (ii) imposed escrow, pooling or resale restrictions on such Coalhunter Option (or the underlying Cardero Shares) (collectively, the “Restricted Securities”), each such Coalhunter Option will become exercisable for Cardero Shares in accordance with the terms of such Coalhunter Option and then immediately be deemed to be acquired by Cardero at the Effective Date for cash in an amount equal to the product of: (A) the difference between the exercise price of the Coalhunter Option and $1.52 multiplied by (B) the number of Coalhunter Shares subject to such Coalhunter Option.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Grant of Rights of Dissent

Notwithstanding Section 3.1, pursuant to the Interim Order, each Coalhunter Shareholder is permitted to exercise a right of dissent (the “Dissent Right”) under Division 2 of Part 8 of the BCBCA in respect of the Arrangement.

4.2	Dissent Procedures

Further to the Interim Order, a Coalhunter Shareholder holder who wishes to exercise his, her or its Dissent Right must strictly follow, and will be subject to, the Dissent Procedures set out in Division 2 of Part 8 of the BCBCA.

ARTICLE 5
CARDERO CERTIFICATES

5.1	Letter of Transmittal

(a)	Coalhunter will cause the Letter of Transmittal to be sent to each Coalhunter Shareholder prior to the Coalhunter Meeting.

(b)

Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

5.2	Right to Cardero Shares

(a)

Cardero will, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Coalhunter Shares or other documentation as provided in the Letter of Transmittal, cause the Depositary to:

	(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the former Coalhunter Shareholder at the address specified in the Letter of Transmittal; or

	(ii)	if requested by the former Coalhunter Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the former Coalhunter Shareholder; or

(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the former Coalhunter Shareholder at the address of such holder as shown on the share register maintained by or on behalf of Coalhunter, certificates representing the number of Cardero Shares issuable to such former Coalhunter Shareholder as determined in accordance with the provisions hereof.

(b)

Each former Coalhunter Shareholder entitled in accordance with Section 3.1 to receive Cardero Shares will be deemed to be the registered holder for all purposes as of the Effective Date of the number of Cardero Shares to which such former Coalhunter Shareholder is entitled. All dividends paid or other distributions made on or after the Effective Date on or in respect of any Cardero Shares which a former Coalhunter Shareholder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such former Coalhunter Shareholder in accordance with Section 5.2(a), will be paid or made to such former Coalhunter Shareholder when such certificate is delivered to such person in accordance with Section 5.2(a).

(c)

Subject to Article 3, after the Effective Date, any certificate formerly representing Coalhunter Shares will represent only the right to receive Cardero Shares pursuant to Section 3.1 or to be paid the fair value for the Coalhunter Shares pursuant to Section 3.2 and any dividends or other distributions to which the former Coalhunter Shareholder is entitled under Section 5.2(b) and any such certificate formerly representing Coalhunter Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 5.2(b), against Cardero or Coalhunter by a former Coalhunter Shareholder. On such date, all Cardero Shares to which the former holder of such certificates was entitled will be deemed to have been surrendered to Cardero.

5.3	Illegality of Delivery of Cardero Shares

Notwithstanding the foregoing, if it appears to Cardero that it would be contrary to applicable law to issue Cardero Shares pursuant to the Arrangement to a person that is not a resident of Canada, the Cardero Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale or exercise (as applicable) by the Depositary on behalf of that person. The Cardero Shares delivered to the Depositary will be pooled and sold or exercised as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary will not be obligated to seek or obtain a minimum price for any of the Cardero Shares sold or exercised by it. Each such person will receive a pro rata share of the cash proceeds from the sale or exercise of the Cardero Shares sold or exercised by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale or exercise and any amount withheld in respect of Canadian taxes) in lieu of the Cardero Shares. The net proceeds will be remitted in the same manner as set forth in this Article 5. None of Coalhunter, Cardero or the Depositary will be liable for any loss arising out of any such sales or exercise.

5.4	Withholding Rights

Coalhunter, Cardero and the Depositary will be entitled to deduct and withhold from all payments, deliveries or other distributions otherwise payable to any Coalhunter Shareholder or Coalhunter Option holder such amounts as Coalhunter, Cardero or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that the withheld amount may be reduced (e.g., based on paragraph 153(1.01)(a) of the Tax Act) as permitted under applicable tax law, Coalhunter, Cardero and the Depositary, as the case may be, shall, acting reasonably, withhold on the lower amount. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Coalhunter Shareholder or Coalhunter Option holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

The parties acknowledge that each of Cardero, Coalhunter and the Depositary shall be permitted to sell that number of Cardero Shares issuable to the former Coalhunter Shareholders or Coalhunter Option holders as necessary to fund such required deduction or withholding pursuant to this Section 5.4, including the costs associated with selling, and such former Coalhunter Shareholder or Coalhunter Option holder shall will be entitled to the balance of the Cardero Shares to such former Coalhunter Shareholder or Coalhunter Option holder.

5.5	Lost Certificates

If any certificate which prior to the Effective Date represented outstanding Coalhunter Shares which were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Cardero Shares deliverable in respect thereof as determined in accordance with Section 3.1. When seeking such certificate in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Cardero Common Share are to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to Cardero and its transfer agent, in such sum as Cardero may direct or otherwise indemnify Cardero and its transfer agent in a manner satisfactory to Cardero and its transfer agent against any claim that may be made against Cardero or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6
AMENDMENT

6.1	Amendment of Plan of Arrangement

(a)

Coalhunter and Cardero reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Coalhunter Meeting, approved by the Court and communicated to Coalhunter Shareholders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Coalhunter and Cardero, jointly, at any time prior to or at the Coalhunter Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Coalhunter Meeting, will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Coalhunter Meeting will be effective only if it is consented to by Coalhunter and Cardero (acting reasonably).

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Date in accordance with the terms of the Arrangement Agreement.

(e)

Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Date except in accordance with the terms of the Arrangement Agreement.

6.2	Amendment of Plan of Arrangement

This Plan of Arrangement may be terminated or withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

SCHEDULE “B”

CARDERO DISCLOSURE SCHEDULE

This disclosure schedule (the “Cardero Disclosure Schedule”) has been prepared and delivered by Cardero Resource Corp. (“Cardero”), in accordance with the Arrangement Agreement dated as of April 18, 2011 (the “Agreement”) between Cardero and Coalhunter Mining Corporation.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

None, other than as disclosed in the Cardero Public Record.

SCHEDULE “D”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDERO RESOURCE CORP.

(the “Company”)

WHEREAS the Company has entered into an arrangement agreement dated April 18, 2011 (the “Arrangement Agreement”) with Coalhunter Mining Corporation (“Coalhunter”) to complete a transaction hereby the Company would acquire all of the issued and outstanding common shares of Coalhunter, including the common shares issuable pursuant to the issued and outstanding Coalhunter special warrants (the “Coalhunter Shares”) in exchange for common shares of the Company (“Cardero Shares”) on the basis of 0.80 of a Cardero Share (the “Share Consideration”) for each Coalhunter Share, and assume certain outstanding options (“Coalhunter Options”) and all of the warrants (“Coalhunter Warrants”) exercisable for Coalhunter Shares, on the terms and conditions set out in the Arrangement Agreement, as more fully described in the management information circular of the Company dated Aprilº, 2011 (the “Circular”);

AND WHEREAS the Company, in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval of the issuance of the Cardero Shares comprising the Share Consideration and the Cardero Shares made issuable by the assumption by Cardero of the Coalhunter Options and Coalhunter Warrants in connection with the Arrangement;

NOW THEREFORE BE IT RESOLVED as an Ordinary Resolution that:

1.	The issuance of the Cardero Shares comprising the Share Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

2.

The issuance of the Cardero Shares upon the due exercise of the Coalhunter Options and Coalhunter Warrants pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

3.

The Arrangement Agreement and all of the transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified confirmed and approved.

4.

Any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

5.	The board of directors of the Company be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

SCHEDULE “E”

FORM OF ARRANGEMENT RESOLUTION

“RESOLVED, AS A SPECIAL RESOLUTION, that:

1.

The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Coalhunter Mining Corporation (“Coalhunter”) and Cardero Resource Corp. (“Cardero”), all as more particularly described and set forth in the Management Information Circular (the “Information Circular”) of Coalhunter dated April *, 2011, is hereby authorized, approved and adopted.

2.

The plan of arrangement, (as it may be modified or amended, the “Plan of Arrangement”), involving Coalhunter and implementing the Arrangement, the full text of which is set out in Appendix B to the Information Circular, is hereby approved and adopted.

3.

The arrangement agreement (as it may be modified or amended, the “Arrangement Agreement”) between Coalhunter and Cardero dated April 18, 2011 between Coalhunter and Cardero, and all transactions contemplated therein, the actions of the directors of Coalhunter in approving the Arrangement, and the actions of the officers of Coalhunter in executing and delivering the Arrangement Agreement and causing the performance by Coalhunter of its obligations thereunder, are hereby ratified and approved.

4.

Notwithstanding that this resolution may be duly passed by securityholders of Coalhunter as required by applicable law or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Coalhunter are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Coalhunter to (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, or (ii) not to proceed with the Arrangement or otherwise give effect to these resolutions.

Any one director or officer of Coalhunter is hereby authorized for and on behalf of Coalhunter to execute, with or without the corporate seal, and deliver all the documents and instruments and do all other things in the opinion of such director or officer may be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of such action.”